Hovde Group LLC

Financial Statement and
Independent Auditor's Report

December 31, 2017

Filed as a Public Document Pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934.

*** PUBLIC DOCUMENT ***







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hovde Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1629 Colonial Parkway
(No. and Street)

Inverness (City) IL (State) 60067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Hovde (847) 991-6622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 W. Wacker Dr., 6th Floor (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

HOVDE GROUP LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Steven D. Hovde _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hovde Group, LLC _____, as of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



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OFFICIAL SEAL
LARISSA J BOYLE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/19/21
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_____
Signature

Chief Executive Officer & Chairman
_____
Title

Larissa J. Boyle
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hovde Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hovde Group LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2010.

Chicago, Illinois
January 31, 2018

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

HOVDE GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 5,999,126
Accounts receivable	119,651
Securities owned, at fair value	1,164,213
Prepaid expenses	554,384
Other	32,326
	$ 7,869,700

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable	$ 39,649
Accrued expenses	2,591,940
Due to clearing broker	230,260
	2,861,849

MEMBERS' EQUITY

	5,007,851
	$ 7,869,700

The accompanying notes are an integral part of this statement.

HOVDE GROUP LLC

NOTES TO THE FINANCIAL STATEMENT

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Hovde Group, LLC (the "Company") was incorporated in the State of Delaware on June 13, 1989. The Company is registered as a broker/dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and various states, and, in this capacity, it performs underwriting, financial advisory and investment banking services. The company is also engaged in agency and proprietary trading.

Significant Accounting Policies. A summary of the Company's significant accounting policies are as follows. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Securities Owned. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosures.* Securities owned consists of equity securities which are listed on a national securities exchange and are valued at the last sales price. Securities owned are classified within Level 1 of the fair value hierarchy as their value is based on quoted prices for identical assets in an active market.

Accounts Receivable and Allowances for Uncollectible Accounts. Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2017.

Revenue Recognition

  Fee Income:
    <u>*Initial Fees*</u>. Initial fees are due in accordance with the terms of the executed agreement and are typically recorded upon execution of a signed agreement.

    <u>*Fairness Opinion and Valuation Fees*</u>. Fairness opinion and Valuation fees are due in accordance with the terms of the executed agreement, and are recognized upon issuance of the fairness opinion or valuation, as applicable.

    <u>*Placement/Underwriting Fees*</u>. Placement/Underwriting fees are due in accordance with the terms of the executed agreement, and are typically earned upon consummating an offering. Fees are recognized when the income is reasonably determined and the respective closing of the offering has occurred.

    <u>*Completion Fees*</u>. Completion fees are due in accordance with the terms of the executed agreement, typically either a dollar amount or percentage upon execution of a definitive agreement and the remainder upon closing, or a dollar amount or percentage upon closing. Revenue is recognized as these events are completed.

HOVDE GROUP LLC

NOTES TO THE FINANCIAL STATEMENT

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Commissions. The Company earns commission revenue from the sale of securities in an agency capacity. Commission revenue is earned on a trade-date basis as the securities transaction occur.

Dividends and Interest. Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on the accrual basis.

Income Taxes. The Company, with the consent of its members, elected under the Internal Revenue Code to be taxed as a partnership. As such, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The Company may be subject to various state and local income taxes.

Recent Accounting Pronouncements. in May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606).* This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, FASB issued ASU 2014-14, *Revenue from Contracts with Customers (Topic606): Deferral of the Effective Date,* which deferred the effective date of ASU 2014-09 to reporting periods beginning after December 15, 2018. Early adoption is permitted for reporting periods beginning after December 15, 2017. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. Management is currently evaluating this standard, including which transition approach to use.

In February 2016, FASB issued ASU 2017-02, *Leases (Topic 842).* FASB issued ASU 2017-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15 , 2019, with early adoption permitted. Management is currently evaluating this standard.

NOTE 2 – DUE TO CLEARING BROKER

As of December 31, 2017, Due to Clearing Broker consists of the following:

Cash	$	300,019
Fees and commissions payable		(530,279)
	$	(230,260)

NOTE 3 – PROFIT SHARING PLAN AND TRUST

The Company sponsors a retirement plan, the Hovde Group 401(k) Profit Sharing Plan (the "Plan"), for the benefit of all eligible employees as defined in the Plan agreement. The Plan is comprised of two components: (i) an employer contribution profit sharing component, and (ii) a 401(k) component. The profit sharing component is discretionary and funded 100% by Company contributions. For the year ended December 31, 2017, the Company elected to contribute approximately $190,000, all of which was accrued as of December 31, 2017.

HOVDE GROUP LLC

NOTES TO THE FINANCIAL STATEMENT

NOTE 4 – OPERATING LEASES AND SIGNIFICANT CONTRACTS

Leases. The Company leases office space in Illinois from an affiliate for approximately $3,500 per month, which can be renewed annually at the mutual consent of the Company and the affiliate at either no escalation or an annual escalation of 2%. The Company also leases office space in Chicago, Illinois, Austin, Texas, Atlanta, Georgia, New York, New York, Charlotte, North Carolina, and Tysons, Virginia, under noncancelable operating leases with monthly payments ranging from $994 to $8,031, and expiring at various dates through September 2023.

Contracts. The Company is contractually obligated under a three year license agreement with a data service provider through and including October 16, 2018. Pursuant to the terms of the contract, three annual installments are required to be paid in October of each year. For the year ended December 31, 2017, the Company paid $500,000. The unamortized amount is included in prepaid expense in the Statement of Financial Condition.

Future minimum payments as of December 31, 2017 are as follows:

Year Ending	Leases
2018	$ 144,687
2019	75,518
2020	91,383
2021	93,044
2022	94,706
2023	64,245
	$ 563,583

NOTE 5 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 6 – CONCENTRATIONS OF CREDIT AND MARKET RISK

Credit Risk. Due to the nature of the industry, revenue received from customers is typically non-recurring. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with new customers. Additionally, the Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Market Risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. The Company uses various analytical monitoring techniques to control is exposure to market risk.

HOVDE GROUP LLC

NOTES TO THE FINANCIAL STATEMENT

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $4,117,040 which was $3,867,040 in excess of its required net capital of $250,000. The Company's net capital ratio was .70 to 1.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date the accompanying financial statements were issued.